Telephone Conference on the Release of
E.ON AG’s Interim Report for January 1 - March 31, 2006

Düsseldorf, May 10, 2006

Presentation by:

Dr. Erhard Schipporeit

Member of the E.ON AG Board of Management and CFO

Please check against delivery

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Ladies and gentlemen, I too would like to welcome you to our first-quarter results conference call.

Along with the strategic developments mentioned by Wulf Bernotat, our first-quarter results demonstrate that we’ve also further improved our financial performance. As our figures indicate, we again increased sales, adjusted EBIT, net income, and cash provided by operating activities.

In detail, our results looked like this:

•         We grew sales by 37 percent to €21.5 billion. All our market units contributed to the advance. One important factor was the global increase in raw materials and energy prices which led to higher average power and gas prices. We also benefited from the inclusion of newly consolidated subsidiaries in Eastern Europe (particularly in Bulgaria, Hungary, and Romania) and from weather-driven volume increases (particularly in the natural gas business).

•         Adjusted EBIT rose by 6 percent to €2.5 billion. Our Pan-European Gas and Central Europe market units posted particularly strong earnings increases.

-        Central Europe increased its adjusted EBIT by 10 percent to €1.4 billion. The positive factors included higher electricity prices, weather-driven increases in natural gas sales volumes, and the inclusion of newly consolidated subsidiaries in eastern Germany and Eastern Europe. These factors were moderated by significantly higher costs for conventional fuel, power procurement, and the necessary procurement of additional CO2 certificates.

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-         Pan-European Gas’s adjusted EBIT climbed by 57 percent to €733 million, with all business units making positive contributions. The inclusion of E.ON Ruhrgas UK North Sea Limited (formerly Caledonia Oil and Gas) and the increase in ownership in Njord Field were positive factors in the upstream business. The midstream business benefited from temperature-driven volume increases and sales growth outside Germany. Adjusted EBIT in the first quarter of 2006 was again adversely affected by increases in light heating oil prices, since procurement prices respond to changes in light heating oil prices faster than sales prices. However, this effect was less marked than in the prior-year period. The inclusion of newly consolidated E.ON Gaz Romania was among the positive effects at Downstream Shareholdings.

-         U.K.’s adjusted EBIT declined to €38 million. Significant increases in gas input costs during the winter caused by gas supply issues and cold weather reduced business margins in the first quarter. The residential price increases introduced in March together with cost and profit initiatives will restore business margins.

-         Nordic’s adjusted EBIT rose by 5 percent to €300 million. The improvement was primarily a result of rising spot electricity prices and successful hedging activities, which enabled Nordic to secure higher effective sales value for its production portfolio. Nordic’s earnings were negatively impacted by increased taxes on hydro and nuclear production assets and by the absence of earnings streams from the hydroelectric plants sold to Statkraft.

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-         U.S. Midwest’s adjusted EBIT decreased by 8 percent to €92 million. The main factors in the regulated business were the costs associated with participation in the new MISO market, introduced on April 1, 2005.

•         Net income, which rose by 18 percent year-on-year to €1.7 billion, also reflects our overall positive first-quarter operating performance. Along with our improved adjusted EBIT, a book gain of €376 million on the sale of Degussa stock to RAG was the main positive factor. In addition, our tax expense was lower due to a higher share of tax-free income, in particular the book gain on the sale of Degussa stock. These positive factors were moderated by negative effects, primarily the marking to market of energy derivatives. But on balance we recorded a significant increase in net income.

•         Cash provided by operating activities rose by 17 percent to €1.9 billion. Pan-European Gas and Nordic posted particularly significant increases, while U.K. recorded negative cash flow. Pan-European Gas benefited from the positive development of its upstream and midstream business, while Nordic benefited from the absence of negative one-off effects from the previous year, which included the severe storm in January 2005.

•         Despite increased investments in property, plant, and equipment of €622 million, free cash flow was up significantly, climbing by 6 percent to over €1.3 billion.

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•         Our high free cash flow had a positive effect on our net financial position. Nevertheless, our net financial position of €1.7 billion was slightly less than €2.2 billion below the figure reported at year end 2005. This is mainly attributable to the €2.6 billion contribution to pension plan assets as part of our contractual trust arrangement. Absent this effect, our net financial position would again have improved.

As you can see, our overall positive performance in the first quarter makes us financially even stronger and superbly prepared to face the tasks ahead of us.

Thank you for your attention.

This statement does not constitute an invitation to sell or an offer to buy any securities or a solicitation of any vote or approval. Endesa investors and security holders are urged to read the prospectus and U.S. tender offer statement from E.ON regarding the proposed tender offer for Endesa when they become available, because they will contain important information. The prospectus and certain complementary documentation will be filed in Spain with the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”). Likewise, a U.S. tender offer statement will be filed in the United States with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders may obtain a free copy of the prospectus (when it is available) and its complementary documentation from E.ON, Endesa, the four Spanish Stock Exchanges, and Santander Investment Bolsa SV SA or Santander Investment SA, Corredores de Bolsa. The prospectus will also be available on the websites of the CNMV (www.cnmv.es) and E.ON (www.eon.com). Likewise, investors and security holders may obtain a free copy of the U.S. tender offer statement (when it is available) and other documents filed by E.ON with the SEC on the SEC’s web site at www.sec.gov. The U.S. tender offer statement and these other documents may also be obtained for free from E.ON, when they become available, by directing a request to E.ON AG, External Communications, Tel.: 0211- 45 79 - 4 53.

This statement may contain forward-looking statements. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of E.ON and Endesa and the estimates given here. These factors include the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the inability to integrate successfully Endesa within the E.ON Group or to realize synergies from such integration; costs related to the acquisition of Endesa; the economic environment of the industries in which E.ON and Endesa operate; and other risk factors discussed in E.ON’s public reports filed with the Frankfurt Stock Exchange and with the SEC (including E.ON’s Annual Report on Form 20-F) and in Endesa’s public reports filed with the CNMV and with the SEC (including Endesa’s Annual Report on Form 20-F). E.ON assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

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E.ON prepares its consolidated financial statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). This statement may contain references to certain financial measures (including forward-looking measures) that are not calculated in accordance with U.S. GAAP and are therefore considered “non-GAAP financial measures” within the meaning of the U.S. federal securities laws. E.ON presents a reconciliation of these non-GAAP financial measures to the most comparable U.S. GAAP measure or target, either in its Annual Report, in its interim report or on its website at www.eon.com or www.eon.info. Management believes that the non-GAAP financial measures used by E.ON, when considered in conjunction with (but not in lieu of) other measures that are computed in U.S. GAAP, enhance an understanding of E.ON’s results of operations. A number of these non-GAAP financial measures are also commonly used by securities analysts, credit rating agencies, and investors to evaluate and compare the periodic and future operating performance and value of E.ON and other companies with which E.ON competes. These non-GAAP financial measures should not be considered in isolation as a measure of E.ON’s profitability or liquidity, and should be considered in addition to, rather than as a substitute for, net income, cash flow provided by operating activities, and the other income or cash flow data prepared in accordance with U.S. GAAP. The non-GAAP financial measures used by E.ON may differ from, and not be comparable to, similarly titled measures used by other companies.